TScan Therapeutics, Inc.

830 Winter Street

Waltham, Massachusetts 02451

May 10, 2023

Via EDGAR Transmission

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	TScan Therapeutics, Inc. Acceleration Request for Registration Statement on Form S-3 (File No. 333-268260)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), TScan Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to May 12, 2023, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If you have any questions regarding this request, please contact William D. Collins of Goodwin Procter LLP at (617) 570-1447.

Sincerely,

TScan Therapeutics, Inc.

/s/ Brian Silver
Name: Brian Silver
Title: Chief Financial Officer

Cc:	William D. Collins, Esq., Goodwin Procter LLP